EXHIBIT (a)(1)

The following is an excerpt from “Questions and Answers about the REIT Conversion” at page 5 of the Proxy Statement/Prospectus:

Q:	What is the purpose of the 2000 Plan Amendment?

A:	Early in the process of examining the desirability of converting Catellus to a REIT, the board of directors recognized that the conversion could significantly affect long-term incentives (particularly stock options) in place for our executives and key employees. The board was concerned that adjustments be made to such long-term incentives in a manner that would allow Catellus to retain management capable of guiding Catellus through the transition from C corporation to REIT. The amendment to the 2000 Performance Award Plan, which we refer to as the 2000 Plan Amendment, is designed to provide the opportunity for certain of our employees to exchange their stock options that were unvested on December 1, 2002 for replacement grants of restricted stock or restricted stock units. We refer to this exchange as the stock option exchange offer in this proxy statement/prospectus. The 2000 Plan Amendment, if approved by stockholders, will remove a limitation on the aggregate number of shares that may be issued pursuant to certain share-based awards including restricted stock or restricted stock units and enable us to go forward with the stock option exchange offer. See “Proposal 3—Approval of the Amendment to the 2000 Performance Award Plan” beginning on page 190.

The following is an excerpt from the “Summary” at pages 9-10 of the Proxy Statement/Prospectus:

If the merger, which will effect the REIT conversion, and the 2000 Plan Amendment are approved by stockholders, no additional grants will be made under the amended 2000 Plan or any of our other existing stock incentive plans after the completion of the stock option exchange offer (except for certain make-up awards and retention bonuses) (see “Proposal 3—Approval of the Amendment to the 2000 Performance Award Plan” for more information about the 2000 Plan Amendment and the stock option exchange offer beginning on page 190).

The following is an excerpt from “Proposal 3—Approval of the Amendment to the 2000 Performance Award Plan” at pages 190-204 of the Proxy Statement/Prospectus:

PROPOSAL 3

APPROVAL OF THE AMENDMENT TO THE 2000 PERFORMANCE AWARD PLAN

General Description of Proposed Stock Option Exchange Offer*

If Catellus stockholders approve the merger described in Proposal 1, which will effect the REIT conversion, each stockholder will receive his or her share of the one-time special E&P distribution and one share of stock of Catellus REIT for every share of Catellus stock. In addition, each stockholder will be entitled to receive all future dividend payments, including the quarterly dividends beginning for the third quarter of 2003. Holders of vested options to acquire Catellus stock (“Vested Options”), however, would not be entitled to receive either the special E&P distribution or future dividends unless they exercised their options in which case they would give up the future value of the options. Holders of unvested options to acquire Catellus stock (“Unvested Options”) would not be eligible to exercise their options and, therefore, could not receive either the special E&P distribution or future dividends. Early in the process of examining the desirability of converting Catellus to a REIT, the board of directors recognized that such a conversion could affect stock options in place for the Company’s executives and key employees. The board was concerned that adjustments be made to such options so that holders of options would have equity-based incentives after the conversion that approximated the value of their options before the conversion. This would assist in keeping the interests of management and the stockholders aligned.

In November 2002, the Compensation and Benefits Committee (the “Compensation Committee”) of the board of directors retained FPL Associates Compensation, a division of FPL Associates L.P. (“FPL”) to conduct a comprehensive benchmarking analysis of the existing compensation programs for Catellus’ senior management, to provide high-level suggestions for a long-term incentive compensation program appropriate for Catellus as a REIT and to advise it as to the effect of a REIT conversion on existing long-term incentives for senior management. In February 2003, FPL’s engagement was expanded to include additional analyses with respect to the non-executive option holders. FPL provides executive compensation consulting services to many public and private companies in the real estate industry, including REITs. The Compensation Committee selected FPL as its adviser after interviewing representatives from FPL and another national compensation consulting firm. FPL’s fees for providing these services were $135,000 plus expenses. Since January 2000, FPL’s affiliate, Ferguson Partners Ltd., has provided various consulting and executive recruiting services to Catellus and received fees therefor totaling approximately $400,000.

FPL met with members of the Compensation Committee and of management a number of times between November 2002 and early March 2003. FPL reviewed Catellus’ employment arrangements, compensation plans, materials prepared by management with respect to outstanding options, various materials prepared by Morgan Stanley for the board of directors with respect to the REIT conversion, which included estimated ranges of the post-conversion value of Catellus common stock and various other materials. FPL assumed the accuracy and completeness of all materials provided to it.

FPL evaluated the financial impact of a potential REIT conversion on the value of outstanding options awarded as long-term compensation. In making this evaluation, FPL determined the then current Black-Scholes value of the options and then calculated estimated Black-Scholes values for the options post-conversion, utilizing estimates of the post-conversion value of Catellus’ common stock from the Morgan Stanley materials and estimates of the magnitude of the cash portion of the special E&P distribution from management. These calculations indicated a decline in the Black-Scholes value of the options following the conversion. FPL then

*	Information contained in this proxy statement/prospectus is not a substitute for the tender offer statement and the offer circular that Catellus intends to file with the SEC in connection with the stock option exchange offer. Holders of Catellus stock options that were unvested on December 1, 2002 are urged to read the tender offer statement and the offer circular when it becomes available because it will contain important information about the stock option exchange offer. The tender offer statement and offer circular and other documents that will be filed by Catellus will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request when such a filing is made to Catellus Development Corporation, 201 Mission Street, Second Floor, San Francisco, California, 94105, Attn.: Director of Investor Relations, or by telephone at (415) 974-4649, or email at InvestorRelations@catellus.com.

calculated the change in current value of the options as a result of the conversion using estimates of the post-conversion value of Catellus’ common stock contained in the Morgan Stanley materials and assuming that the options were exercised shortly after the conversion. These calculations, which were done on a pre-tax basis (not taking into account any taxes that might be incurred by the option holders in exercising the options or selling the shares), indicated increases in current values that, in the aggregate, partially offset the declines indicated by the Black-Scholes calculations.

FPL then discussed its analysis with the Compensation Committee. The Compensation Committee, FPL and management then considered alternative approaches for the treatment of the Unvested Options, which would not be eligible for exercise into stock and therefore would not receive either the special E&P distribution or future dividends. The principal alternatives considered were (a) issuing new options, (b) issuing dividend equivalent rights in conjunction with existing and future options, (c) accelerating the vesting of Unvested Options, and (d) effecting an exchange of restricted stock for outstanding Unvested Options. Each of these approaches had advantages and disadvantages. Issuing new options would not have an impact on reported earnings under Catellus’ current accounting practices, but would be dilutive and might not be the most desirable vehicle for the REIT format, as option holders do not participate in dividends. Issuing dividend equivalents in conjunction with options would address the issue of option holders not participating in dividends, but would not necessarily result in approximately equivalent value for the options after the REIT conversion and would require variable accounting treatment and a charge to earnings. Accelerating vesting of Unvested Options would allow option holders to exercise their options and participate in the special E&P distribution and future dividends (if they had the financial capacity to pay the exercise price without having to sell some of the underlying shares), but would eliminate the retention incentive that is otherwise provided by a delayed vesting approach and would possibly create a need for replacement long-term incentives. The issuance of restricted stock that vested over time in exchange for outstanding Unvested Options would provide for direct share ownership by management, participation in both stock price appreciation and future dividends and other distributions (including the special E&P distribution) and less potential dilution than issuing new options of equivalent value and serve as a retention incentive. However, such issuance it would result in a charge to earnings and taxable income to the holders as the restricted shares vested.

Based on this analysis, FPL recommended and the Compensation Committee concluded that the holders of Unvested Options should be offered the opportunity to exchange their Unvested Options for restricted stock of Catellus in connection with the REIT conversion. By becoming holders of restricted stock, these individuals would have the right to receive dividends and vote their shares. Option holders, on the other hand, have only the right to purchase the underlying shares and therefore have no rights to receive dividends or vote the underlying shares until they exercise their options and acquire the underlying shares. We refer to this proposed exchange offer, the terms of which are further described below, as the “stock option exchange offer.” Upon consummation of the merger, the restricted stock would be converted into restricted stock of Catellus REIT.

The Compensation Committee, working with FPL and management, devoted significant attention to determining the most appropriate methodology for converting Unvested Options into restricted stock through an exchange offer. Recognizing the different characteristics associated with Unvested Options versus restricted stock, including the fact that there is less risk associated with holding shares of stock than holding options to purchase stock and that restricted stock participates in dividends and distributions, FPL provided the Compensation Committee with compensation analyses that compared the value of Unvested Options in a non-dividend-paying C-corporation to the value of restricted stock in a dividend-paying REIT. The comparisons examined both historical and hypothetical future scenarios. The historical analysis compared the actual Black-Scholes value of the options to the hypothetical value of restricted stock, assuming that, at the time of the option awards, Catellus had been a REIT and had granted restricted stock instead of options. The future analysis compared the value of options in a C-corporation to the value of restricted stock in a REIT, assuming both securities are held for a five-year period following grant and certain share price appreciation, dividend yields, market prices and exercise prices. FPL’s analysis included discount rates from the Black-Scholes values of the options ranging from 15% to 54.1%.

The table below, prepared by Catellus, provides various discount rates from the Black-Scholes value presented by FPL and the effect these discount factors would have had on the number of shares of restricted stock to be issued.

Total Number of Unvested Options subject to Exchange Offer	Black-Scholes Value of Unvested Options @ $18.42	Discount to Black-Scholes Value	Adjusted Black-Scholes Value	Number of Shares of Restricted Stock @ $18.42(a)
3,180,907	$27,542,649	15.0%	$23,411,252	1,270,969
		32.1%	$18,701,459	1,015,280
		54.1%	$12,642,076	686,323

(a)	Number of restricted shares excludes the 67,871 additional shares to be issued to “make-up” for value lost in the REIT conversion for 59 option holders. The “make-up” shares are discussed at page 193.

After further discussions with FPL and with management, the Compensation Committee concluded that a discount rate of 15% would provide option holders with approximately equivalent value on a risk-adjusted basis before and after the stock option exchange offer.

The calculation of the Black-Scholes value of the Unvested Options was based on input variables deemed appropriate for a non-dividend-paying C-corporation. One of the input variables in the Black-Scholes valuation model and in the formula for determining the number of restricted shares to be issued is share price. In attempting to determine the share price, FPL suggested that the appropriate share price for this purpose should theoretically not reflect the value attributable to any anticipation of the announcement of the REIT conversion. After discussion with FPL and management, the Compensation Committee determined that it was appropriate to use $18.42 in both the Black-Scholes model and the formula for determining the number of restricted shares to be issued. Other share prices considered were $17.60, the closing price of Catellus common stock on November 12, 2002, and $19.23, the average daily closing price of Catellus common stock for 2002. The $18.42 share price is the midpoint between these two figures and, although it is difficult to speculate when anticipation of the announcement of the REIT conversion may have impacted share prices, represented a collective judgment of a reasonable price that did not reflect the value attributable to any anticipation of the announcement of the REIT conversion. The following table prepared by Catellus provides information regarding how using different share prices would have affected the number of shares of restricted stock to be issued in the stock option exchange offer.

Total Number of Unvested Options subject to Exchange Offer	Price of Stock Used in Black-Scholes Valuation	Black-Scholes Value of Unvested Options	Discounted Black-Scholes Value 85%	Number of Shares of Restricted Stock (a)
3,180,907	$17.60	$25,129,540	$21,360,109	1,213,643
	$18.42	$27,542,649	$23,411,252	1,270,969
	$19.23	$29,719,649	$25,261,701	1,313,661

(a)	Number of restricted shares excludes the 67,871 additional shares to be issued to “make-up” for value lost in the REIT conversion for 59 option holders. The “make-up” shares are discussed at page 193.

With respect to Vested Options, based on an analysis provided by FPL and the business experience of the individual members of the committee, the Compensation Committee concluded that no adjustment was required to provide holders of Vested Options approximately equivalent value before and after the REIT conversion other than to convert them into options to acquire shares of Catellus REIT and to make them equivalent from an “in the money” standpoint for the special E&P distribution in accordance with their terms and FASB Interpretation No. 44 (“FIN 44”). Under FIN 44, because the option holders would not receive the special E&P distribution, the number of shares would increase and the strike price would be reduced in order to maintain the same “in the money” value of the options and the same ratio of strike price to fair market value after the special E&P distribution as before the distribution. Under FIN 44, the adjustment would result in no charge to earnings. No adjustments will be made for regular dividends, nor are option holders entitled to receive regular dividends. In reaching this conclusion, the Compensation Committee recognized that each Vested Option could be exercised prior to the REIT conversion, allowing the option holder to receive the special E&P distribution and future dividends.

FPL provided the Compensation Committee with a methodology for evaluating the potential effects of the REIT conversion on each individual option holder after taking into account the stock option exchange offer and the proposed treatment of Vested Options to determine whether any individual should receive “make-up” shares. The methodology (1) calculated for the Vested Options a net value equal to the decline in the Black-Scholes value offset against the increase in the pre-tax current value as a result of the REIT conversion, using the assumed pre-announcement share price of $18.42 and Morgan Stanley’s estimate of the post conversion share value; and (2) added to that net value the sum of (x) the cash distributions likely to be received in 2003 on the restricted stock received in the stock option exchange offer and (y) the value difference between a 15% discount factor applied to the Black-Scholes value of the Unvested Options and a 32.1% discount factor applied to all historical grants using the historical analysis described above. For any option holder for whom the above calculation resulted in a net decline, the amount of that decline was divided by $18.42 to determine a number of “make-up” shares of restricted stock for that individual. Based on the above calculation methodology and assumptions, 59 option holders showed a net decline, which when divided by $18.42 equaled 67,871 shares of restricted stock. We refer to these shares as the “make-up” shares. Using this analysis, and based on the business experience of individual members of the committee, the Compensation Committee decided to grant the “make-up” shares of restricted stock in conjunction with the stock option exchange offer to the applicable option holders.

Among the various features considered in connection with the proposed stock option exchange offer, the Compensation Committee and the board of directors considered whether to implement a “look-back” mechanism pursuant to which future adjustments would be made in the event that the post-REIT conversion share price of Catellus REIT differed from the assumptions used in determining the appropriate treatment of Vested and Unvested Options. The Compensation Committee and board of directors ultimately chose not to implement such a mechanism, in part because market fluctuations in the price of Catellus common stock would make it difficult to implement a fair look-back mechanism and participants would have greater certainty if no look-back mechanism was used. Furthermore, adjusting the exercise price of Vested Options under the guidelines of FIN 44 and exchanging Unvested Options using the conversion formula is intended to reflect consideration of the advantages and disadvantages and other uncertainties related to the REIT conversion as a whole.

In April 2003, the Compensation Committee and the board of directors decided to pursue the stock option exchange offer and the proposed treatment of Vested Options, including the issuance of the “make-up” shares. The Compensation Committee and the board of directors also decided to offer certain option holders the opportunity to exchange their Unvested Options for restricted stock units (which would permit a tax deferral) instead of restricted stock of equivalent value. Shortly before the stock option exchange offer commences, the Compensation Committee intends to review the terms approved in April 2003 in order to be sure that they continue to be appropriate in light of the passage of time since April 2003. If the Compensation Committee determines that changes to the terms of the stock option exchange offer are desirable in order to meet the objective of providing the option holders with equity-based incentives that approximate the value of their options before the REIT conversion, it will modify the terms accordingly. Because the stock option exchange offer, the make-up awards and the treatment of Vested Options are intended to compensate employees for the potential loss in value of their options in the REIT conversion, if the stockholders do not approve the merger, which will effect the REIT conversion, Catellus will not go forward with the stock option exchange offer, award any make-up grants or make the adjustments to the Vested Options. If stockholders approve the merger, but do not approve the 2000 Plan Amendment, then Catellus will not go forward with the stock option exchange offer or the make-up grants, but will make FIN 44 adjustments to both Vested and Unvested Options. In that event, the Compensation Committee and the board of directors will consider whether and to what extent further action should be taken to compensate employees for the potential loss in value of their options as a result of the REIT conversion.

The stock option exchange offer is expected to commence as soon as practicable following stockholder approval of the merger and the 2000 Plan Amendment and to end approximately 30 days later. It is currently contemplated that the persons eligible to participate in the stock option exchange offer will be certain officers and employees of Catellus holding Unvested Options at December 1, 2002. Non-employee directors of Catellus will not be eligible to participate in the stock option exchange offer. Each replacement grant will generally be in the form of restricted stock or restricted stock units, vesting ratably over three years (subject to acceleration of vesting under certain circumstances), for the relevant number of shares and will be granted under our 2000 Plan. Shares of restricted stock are shares of Catellus common stock issued in the holder’s name on the grant date that are subject to forfeiture upon a termination of employment prior to the date the restricted shares vest. Restricted shares are non-transferable until they have vested. Holders of restricted stock are entitled to dividend and voting rights on those shares with respect to any dividend or voting record date that occurs after the shares have been issued in the employee’s name and while he or she still owns those shares. Restricted stock units, on the other hand, are bookkeeping entries, used solely as a device to determine the number of shares of Catellus common stock to be eventually distributed to the holder of the restricted stock units. The restricted stock units granted in the exchange offer become payable upon the earlier to occur of the employee’s elected distribution date or a termination of employment. Restricted stock units are also subject to forfeiture during a three-year vesting period. The restricted stock units issued in the stock option exchange offer will cover the same number of shares that the employee would have received if he or she had received a replacement award of restricted shares. Holders of restricted stock units will not have any voting rights with respect to the restricted stock units but will be entitled to dividend equivalent payments, which represent a right to receive a payment equal to the dividends paid on a share of Catellus stock. Cash dividend equivalents will be paid currently and stock dividends will be credited as additional restricted stock units. In contrast to restricted stock and restricted stock units, Unvested Options represent the right to purchase shares of Catellus stock at a fixed price. Options are also subject to vesting, do not carry stockholder rights with respect to the underlying shares and are generally non-transferable. Each option that is not tendered in the stock option exchange offer will remain outstanding in accordance with its existing terms and will be converted into an option to acquire shares of Catellus REIT if the merger is consummated.

The following table prepared by Catellus, sets forth certain information, using Black-Scholes and In the Money values, concerning the options and the hypothetical impact of the REIT conversion and proposed stock option exchange offer with respect to our five most highly compensated executive officers during 2002, all directors and executive officers as a group and all other option holders on June 30, 2003, assuming that all eligible stock options are exchanged for shares of restricted stock. Black-Scholes is a widely accepted methodology for valuing stock options. However, Black-Scholes valuations are subject to various assumptions and may not reflect the intrinsic values of the options. Moreover, the table does not reflect all of the factors discussed above that were considered by the Compensation Committee and the board of directors in determining the most appropriate methodology for treating outstanding stock options.

	Total Number of Options Before Conversion (a)	Black-Scholes Value of Options Before Conversion (b)	Projected Number of Options After Conversion (c)	In the Money Value of Options After Conversion (d)	Number of Restricted Shares After Conversion (e)		Value of Restricted Shares After Conversion (f)	Restricted Stock Value and In the Money Option Value After Conversion
Nelson C. Rising	3,150,000	$31,370,000	2,050,000	$23,128,750	443,827		$9,528,966	$32,657,716
Timothy J. Beaudin	160,200	1,518,696	—	—	70,081		1,504,639	1,504,639
C. William Hosler	510,848	4,329,839	307,688	1,714,391	103,332	(g)	2,218,538	3,932,929
Vanessa L. Washington	100,000	813,000	—	—	37,516		805,469	805,469
Paul A. Lockie	60,000	544,200	20,000	148,000	16,363		351,314	499,314
Ted Antennuci*	455,811	3,992,586	244,844	1,752,077	83,976		1,802,965	3,555,041
All directors and executive officers as a group (16 persons)**	4,698,109	44,653,395	2,883,782	27,968,943	755,095		16,211,890	44,180,832
All other option holders	2,001,479	16,598,544	634,899	3,323,983	583,745	(g)	12,533,005	15,856,988
Totals	6,699,588	$61,251,949	3,518,681	$31,292,926	1,338,840	(g)	$28,744,895	$60,037,821

(a)	Includes Vested Options and Unvested Options outstanding as of June 30, 2003.

(b)	Black-Scholes valuation based on a C-Corporation structure with no dividend payments, a 3.98% risk free rate, the strike price and remaining life of each option grant, and volatility factors of 2 years—11.4%, 3 years—17.9%, 4 years—19.7%, 5 years—22.9% and 6+ years—24.8%. These volatiliy factors are reflective of the historic volatility of Catellus stock for the subject time periods.

(c)	Number of Options after the stock option exchange offer (includes all Vested Options plus Unvested Options held by non-employee directors) but prior to the FIN 44 adjustment for the special E&P distribution.

(d)	The In the Money Value of Options after conversion is calculated using the Morgan Stanley estimate of post-REIT conversion share value.

(e)	Number of restricted stock shares exchanged from Unvested Options.

(f)	The calculated value of the restricted stock shares is based on the Morgan Stanley estimate of post-REIT conversion share value.

(g)	Includes 67,871 additional shares that would be issued to “make-up” value lost in the REIT conversion, including 20,376 shares to Mr. Hosler and 47,495 shares to 58 other option holders.

*	Mr. Antenucci was named an executive officer of Catellus on June 12, 2003 and has served as President of Catellus Commercial Development Corporation, a wholly owned subsidiary of Catellus, since October 2001.

**	Non-employee directors of Catellus will not be eligible to participate in the stock option exchange offer.

The following table prepared by Catellus sets forth the number of Options subject to the FIN 44 adjustment (includes all Vested Options plus Unvested Options held by non-employee directors) and the weighted average strike prices before and after the FIN 44 adjustment with respect to our five most highly compensated executive officers during 2002, all directors and executive officers as a group and all other option holders on June 30, 2003:

	Total Number of FIN 44 Options Before E&P Distribution (h)	Weighted Average Strike Price Before E&P Distribution (h)	In the Money Value Before E&P Distribution (i)	Projected Number of FIN 44 Options After E&P Distribution (j)	Weighted Average Strike Price After E&P Distribution (j)	In the Money Value After E&P Distribution (k)
Nelson C. Rising	2,050,000	$9.62	$23,128,750	2,453,895	$8.03	$23,128,750
Timothy J. Beaudin	—	—	—	—	—	—
C. William Hosler	307,688	15.33	1,714,391	368,309	12.81	1,714,391
Vanessa L. Washington	—	—	—	—	—	—
Paul A. Lockie	20,000	13.50	148,000	23,940	11.28	148,000
Ted Antenucci*	244,844	13.74	1,752,077	293,084	11.48	1,752,077
All directors and executive officers as a group (16 persons)**	2,883,782	11.20	27,968,943	3,451,950	9.36	27,968,943
All other option holders	634,899	15.66	3,323,983	759,988	13.09	3,323,983
Totals	3,518,681	$12.01	$31,292,926	4,211,938	$10.03	$31,292,926

(h)	The number of Options subject to the FIN 44 adjustment includes all Vested Options plus Unvested Options held by non-employee directors. The number of options and the weighted average strike prices are before the FIN 44 adjustment.

(i)	The In the Money Value of the Options subject to the FIN 44 adjustment is calculated as the number of Options times the difference between the Morgan Stanley estimate of post-REIT conversion share value and each Option strike price.

(j)	The number of Options and the weighted average strike price after the FIN 44 adjustment reflects a 19.7% increase in the number of options and a reduction in the strike price of each option of 16.5% based on (a) a pre-special E&P distribution stock price equal to the Morgan Stanley estimate of post-REIT conversion share value, (b) a $300 million special E&P distribution, or $3.44 per share based on 87.2 million shares outstanding, and (c) a post-special E&P distribution stock price of $17.46 (calculated as Morgan Stanley post-REIT conversion value of $21.47, less the $3.44 E&P distribution, less the $0.57 dividends in 2003).

(k)	The In the Money Value After E&P Distribution is calculated as the number of option shares as adjusted per FIN 44 times the difference between $17.46 and the strike price as adjusted per FIN 44, where $17.46 reflects the hypothetical price of the stock after the special E&P distribution by adjusting the Morgan Stanley estimate of post-REIT conversion share value and subtracting the $3.44 special E&P distribution and the $0.57 dividends in 2003.

*	Mr. Antenucci was named an executive officer of Catellus on June 12, 2003 and has served as President of Catellus Commercial Development Corporation, a wholly owned subsidiary of Catellus, since October 2001.

**	Non-employee directors of Catellus will not be eligible to participate in the stock option exchange offer.

Approval of Amendment to 2000 Performance Award Plan

The 2000 Performance Award Plan (the “2000 Plan”) was originally adopted by our board of directors and was approved by our stockholders at our annual meeting held on May 2, 2000. The board of directors has approved an amendment to the 2000 Plan. A copy of the 2000 Plan, as amended, is included as Annex F to this proxy statement/prospectus. Acting on the recommendation of the Compensation Committee, the board of directors recommends that you approve the amendment to the 2000 Plan at the annual meeting.

The 2000 Plan limits the aggregate number of shares of common stock that may be issued pursuant to certain share-based awards, including restricted stock and certain restricted stock units, to 850,000 shares. The 2000 Plan Amendment, if approved by stockholders, will remove this internal share limitation, which will make available a sufficient number of shares of restricted stock to enable Catellus to go forward with the stock option exchange offer. In addition, if both the 2000 Plan Amendment and the 2003 Performance Award Plan are approved by stockholders, the director stock unit account of each non-employee director under the 2000 Plan will be transferred to and merged into a director stock unit account for each non-employee director under the 2003 Plan, and will be governed by the terms of the 2003 Plan.

As of June 30, 2003, 3,850,550 shares of common stock were subject to awards outstanding under the 2000 Plan and an additional 1,210,553 shares remained available for grant purposes under the 2000 Plan.

The board of directors approved the 2000 Plan Amendment, subject to stockholder approval, principally to enable the grant of replacement restricted stock and stock units under the 2000 Plan in connection with the stock option exchange offer. The stock option exchange offer will occur, and replacement restricted stock and stock unit awards granted, only if stockholders approve the merger, which affects the REIT conversion (Proposal 1) and the 2000 Plan Amendment (Proposal 3). Stockholder approval of each of these two proposals is a condition to the occurrence of the stock option exchange offer. Therefore, if stockholders do not approve each of these proposals, the stock option exchange offer will not occur.

In addition to the 2000 Plan, Catellus currently maintains the 1991 Stock Option Plan, the 1995 Stock Option Plan and the Amended and Restated 1996 Performance Award Plan (together with the 2000 Plan, the “Current Plans”). We also maintain the Amended and Restated Executive Stock Option Plan (the “Executive Plan”), however, pursuant to its terms no additional awards may be granted under the Executive Plan. If Proposal 1 and the proposed amendment is approved by our stockholders and our stockholders also approve the

2003 Performance Award Plan (Proposal 4), we will not grant any additional awards under the Current Plans after the annual meeting other than the shares of restricted stock and stock units to be granted under the 2000 Plan to participants who elect to tender their qualifying stock options in the stock option exchange offer and (to the extent sufficient share authority remains) pursuant to the make-up awards and the retention bonuses. If stockholders approve the 2000 Plan Amendment but do not approve the 2003 Performance Award Plan (Proposal 4), we will continue to have the flexibility to grant awards under the Current Plans in addition to those contemplated under the 2000 Plan in connection with the stock option exchange offer as well as make up awards and the retention bonuses, and the crediting of Director Stock Units under the 2000 Plan will continue according to the terms of the 2000 Plan.

The principal terms of the 2000 Plan, as modified by the amendment, are summarized below. The following summary is qualified in its entirety by reference to the full text of the 2000 Plan, which is attached to this Proxy Statement as Annex F, as modified by the proposed amendment. Capitalized terms not otherwise defined herein have the meanings given to them in the 2000 Plan.

Summary Description of the 2000 Plan

Purpose.    The purpose of the 2000 Plan is to encourage high levels of performance by individuals who contribute to the success of Catellus and our subsidiaries and to attract, motivate, retain and reward talented and experienced individuals through the grant of stock-based incentives and other awards. In addition, the 2000 Plan includes award features to attract, motivate and retain experienced and knowledgeable independent directors through the automatic grant of stock options and the opportunity to defer compensation in director stock unit awards.

Administration.    The 2000 Plan is administered by the Compensation Committee and the Special Committee. The Compensation Committee consists of two or more non-employee directors, each of whom meets certain standards of disinterestedness. The Special Committee consists of one or more directors that may be appointed by the board from time to time, and currently Mr. Rising is the sole member. To the extent that the Special Committee does not meet certain standards of disinterestedness, the Compensation Committee will act as the administrator with respect to the administration of the 2000 Plan. The appropriate acting body is referred to as the “Committee.” It is contemplated that the Compensation Committee will make awards to executive officers, and that the Special Committee will make awards to other employees.

The 2000 Plan grants the Committee broad administrative powers. Subject to the express terms and limitations of the 2000 Plan, the Committee may designate the recipients of awards, determine or modify the types of awards, and determine the amounts, terms, and limitations of awards, including vesting provisions, terms of exercise of an award, expiration dates, and the treatment of awards in the event of the retirement, disability, death, or other termination of a participant’s employment, or in the event of a change in control of Catellus and may make certain adjustments to an outstanding award and authorize the conversion, succession or substitution of an award. The Committee may accelerate and extend outstanding awards, but may not reduce the exercise or purchase price of an outstanding award, other than as a result of antidilution or other adjustments under the 2000 Plan incident to certain events such as a stock split, recapitalization, reorganization, or similar transaction affecting the underlying securities. The Committee also may grant awards under the 2000 Plan in substitution for or in assumption of similar awards held by employees of other entities who become our employees as a result of a merger or acquisition.

The automatic grant of options to non-employee directors (described below) is to the maximum extent practicable, self-effectuating. Although the Committee’s discretion generally extends to those options, Board approval or ratification is required for any material amendment to any option granted under this program.

Eligibility.    Every full-time employee of Catellus or its subsidiaries is eligible to receive cash-based and share-based awards under the 2000 Plan. Awards may be granted to employees at the discretion of the Committee.

In addition, non-employee members of the board of directors are eligible to receive automatic stock option grants and may elect to defer their compensation in director stock units under the non-employee director award program described below. Non-employee directors are not eligible to receive discretionary awards under the 2000 Plan except with respect to deferred retainers or meeting fees as described under the non-employee director award program.

As of June 30, 2003, approximately 270 eligible employees, including executive officers (including all of the named executive officers) were considered eligible under the 2000 Plan, subject to the power of the Committee to determine eligible employees to whom awards will be granted, and ten non-employee members of the Board of Directors were considered eligible for awards under the 2000 Plan.

Share Limits.    The aggregate number of shares that may be delivered pursuant to all share-based awards under the 2000 Plan is 5,750,000 shares of our common stock, subject to adjustment. In addition, the 2000 Plan provides that if shares of restricted stock should be issued under the 2000 Plan, the number of shares available for future awards will be reduced by 1.589 shares for every share of restricted stock or other share-based award except for stock options, stock appraisal rights, director stock units, or awards that are granted in lieu of cash compensation otherwise payable to a participant and that have a value equal to the cash compensation. Share-based awards intended to qualify as “performance based awards” under Section 162(m) of the Internal Revenue Code (the “Code”) granted to a participant in any calendar year may not exceed 2,000,000 shares in the aggregate, and no employee may receive more than $2,500,000 in cash-based awards intended to qualify as “performance based awards” under Section 162(m) in any one calendar year.

As is customary in incentive plans of this nature, the number and kind of shares available under the 2000 Plan and the then outstanding stock-based awards, as well as exercise or purchase prices, performance targets under selected performance-based awards and share limits, are subject to adjustment in the event of certain reorganizations, mergers, combinations, consolidations, recapitalizations, reclassifications, stock splits, stock dividends, asset sales or other similar events, or extraordinary dividends or distributions of property to the stockholders.

The 2000 Plan does not limit the authority of the board of directors or the Committee to grant awards or authorize any other compensation, with or without reference to the common stock, under any other plan or authority.

Types of Awards.    The 2000 Plan authorizes both share-based award and cash-based awards. Share-based awards include the grant of stock options, stock appreciation rights (“SARs”), restricted stock, phantom stock or units, performance stock or units, bonus stock or units, dividend equivalent units, or similar securities or rights and other awards payable in or with a value derived from or a price related to the value of our common stock. Cash-based awards are awards that provide participants with an opportunity to earn a cash payment based on the achievement of pre-established performance goals, as described below. Except with respect to director stock units, the maximum term of any share-based award is ten years after the date of grant.

The 2000 Plan permits participants to pay the exercise price of an option or the cash purchase price (if any) of any shares in cash or, subject to Committee’s authorization and restrictions, by one or a combination of the following methods: (1) in cash; (2) by check payable to the order of Catellus; (3) by notice and third party payment in a manner authorized by the Committee; (4) by the delivery of shares of common stock already owned by the participant; and (5) to the extent permissible by applicable law, by a promissory note on terms and conditions established by the Committee.

The Committee in making or amending an award may determine the effect of termination of service (including retirement) on the rights and benefits under awards and in doing so may make distinctions based upon the cause of termination or other factors.

Options.    An option is the right to purchase common stock at a future date at a specified price (the “exercise price”). The per share exercise price of an option granted under the 2000 Plan may not be less than the fair market value of a share of common stock on the date the option is granted. The Committee may grant nonqualified and incentive stock options under the 2000 Plan. Incentive stock options are taxed differently from nonqualified stock options, as described under “Federal Income Tax Consequences” below. Incentive stock options are also subject to more restrictive terms and are limited in amount by the Internal Revenue Code and the 2000 Plan.

Each employee stock option will vest and become exercisable in accordance with a vesting schedule selected by Committee. In general, the 2000 Plan does not impose any minimum vesting periods on options or other awards. Nevertheless, shares of stock acquired after exercise of an option may not be sold earlier than six months after the date of grant.

Stock Appreciation Rights.    In its discretion, the Committee may grant an SAR concurrently with or after the grant of an option, and with reference to all or a portion of the shares covered by such options, or on a stand-alone basis. An SAR granted in connection with an option is typically the right to receive payment of an amount equal to the excess of the fair market value of common stock on the date the SAR is exercised over the exercise price of the related option (the “spread value”). The base price of a stand-alone SAR must be at least the fair market value of the common stock on the grant date. The base price of an SAR granted with reference to an outstanding option may be less than the fair market value of common stock on the date of grant, but if so, may not be less than the option exercise price. An SAR granted in connection with an option is only exercisable if and to the extent that the related option is exercisable. Upon exercise of an SAR, the holder receives the spread value in shares of common stock (valued at fair market value at date of exercise), in cash, or in a combination of common stock and cash other property.

Restricted Stock.    A restricted stock award is an award typically for a fixed number of shares of common stock, which is subject to vesting or other restrictions. The Committee will specify the price, if any, or services the recipient must provide for the shares of restricted stock, the conditions on vesting (which may include, among others, the passage of time or specified performance objectives or both) and any other restrictions (for example, restrictions on transfer) imposed on the shares.

Stock Units.    A stock unit represents a bookkeeping entry which serves as a unit of measurement relative to a share for purposes of determining the payment, in shares or cash, of a deferred benefit or right. Stock units may be granted for services rendered, in lieu of other compensation, or in lieu of, in exchange for or in addition to any other award under the 2000 Plan. The Committee will specify the terms relating to the stock units, the conditions on vesting and any other restrictions imposed on the units in making the award.

Other Share-Based Awards.    Other share-based awards that are permitted under the 2000 Plan include phantom stock or units, performance stock or units, bonus stock or units, dividend equivalent units, or similar securities or rights and other awards payable in or with a value derived from or a price related to the value of our common stock. These awards may be contingent in some manner upon the continued employment of a participant or upon the attainment of specified corporate or individual performance goals (as in the case of performance stock or units).

Cash-Based Awards.    The 2000 Plan also provides for cash-based awards, which do not depend on the value of our stock. These awards provide participants with the opportunity to earn a cash payment based upon the achievement of certain performance goals established by the Committee for an award cycle of up to five years. For each award cycle, the Committee will establish the size of awards, the performance goals and targets, and other terms and conditions of the awards.

Performance-Based Awards.    The Compensation Committee may also grant to employees and officers of Catellus and our subsidiaries share-based awards and cash-based awards that are designed to satisfy the requirements for deducibility under Section 162(m) of the Code. These awards are referred to as “Performance-Based Awards” and are designated as such at the time that they are granted. These Performance-Based Awards are in addition to options or stock appreciation rights that may also qualify as performance-based awards for Section 162(m) purposes.

Performance-Based Awards are earned and payable only if performance reaches specific, pre-established target goals related to one or more performance goals approved by the Compensation Committee. The specific performance targets must be approved by the Compensation Committee in advance of applicable deadlines under the Code and while the performance relating to the performance goals remains substantially uncertain. The performance targets may be established based on one or a combination of the following performance goals:

•	Corporate earnings before depreciation and deferred taxes (EBDDT), group contributions to EBDDT, or estimated EBDDT used for the following year’s annual operating plan

•	Earnings per share

•	Economic value added

•	Return on equity

•	Total stockholder return

•	Net cash flow

•	Any individual quantity that is used to determine any of the foregoing criteria

•	Progress toward receipt of entitlements or natural resource permits

•	Completion or closing of transactions

•	Construction or inventory activity

•	Bringing assets to market

•	Resolution of administrative or judicial proceedings or disputes

•	Hiring targets

•	New clients, customers, or relationships

The performance of Catellus, any of our subsidiaries, or any of their divisions or other business units, or any combination of the foregoing may be measured against these performance goals over an award cycle consisting of any period up to five years. Appropriate adjustments to the performance targets for performance-based awards will be made by the Compensation Committee based upon objective criteria in the case of significant acquisitions or dispositions by Catellus, or any extraordinary gains or losses, material changes in accounting principles or practices, or other events that were not anticipated (or the effects of which were not anticipated) at the time targets were established, if necessary to neutralize the effect of those events on the performance-based awards.

The Compensation Committee must certify to the achievement of the specific performance targets before we will pay any performance-based award that is intended to comply with Section 162(m). The Committee may retain discretion to reduce, but not increase, the amount payable under a performance-based award to any participant, notwithstanding the achievement of specific performance targets. Performance-based awards may be accelerated in the event of a change in control of Catellus.

Performance-Based Awards may be share-based or may be cash-based. The maximum number of shares of common stock that may be delivered pursuant to all share-based awards that are granted as Performance-Based

Awards to any participant under the 2000 Plan individually or in the aggregate in any calendar year may not exceed 2,000,000 shares (subject to adjustment). The annual aggregate amount of compensation that may be paid to any participant in respect of cash-based Performance-Based Awards granted to any participant under the 2000 Plan in any calendar year may not exceed $2,500,000.

Transferability Restrictions.    Participants generally may not transfer 2000 Plan awards or subject them in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge. The Committee may, however, permit selected persons or entities related to a participant to exercise awards for estate and/or tax planning purposes.

Effect of a Change of Control on Awards.    The Committee may, in the Award Agreement, provide for the effect, if any, a “change of control” will have on an award. In addition to any provision in the Award Agreement, the Committee may take any other action it deems appropriate to ensure equitable treatment of participants if a change of control occurs, which may include acceleration of vesting or exercisability of an award, providing for a cash settlement of an award or other modifications.

A “change of control” under the 2000 Plan generally includes (subject to identified exceptions) selected changes in a majority of the board of directors, stockholder approval of the dissolution or liquidation of Catellus, certain mergers, consolidations or reorganizations in which stockholders before the transaction do not continue to own more than 50% of Catellus following the transaction, a sale of all or substantially all of Catellus’ business and/or assets, or the acquisition, directly or indirectly, of shares amounting to more than 25% of the combined outstanding shares or voting power of Catellus by any person.

Awards to Non-Employee Directors.    Our board of directors currently includes ten non-employee members. Non-employee directors are not eligible to receive discretionary grants. However, each non-employee director will automatically receive an option to purchase 5,000 shares of common stock under the terms of the 2000 Plan immediately following each annual meeting of stockholders. Any new non-employee member of the board will receive an option to purchase a portion of 5,000 shares that corresponds to the number of months until the next annual meeting. The exercise price of each automatic stock option grant is 100% of the fair market value of a share of common stock on the date of grant. Subject to earlier termination, each automatic stock option has a ten-year term and becomes exercisable in four equal installments on each of the first four anniversaries of the date of grant.

If a non-employee director’s service as a member of the board of directors is terminated because of death or disability, then the automatic option will immediately become exercisable and will remain exercisable for one year after his or her service terminates or until the expiration of the option’s stated term, whichever first occurs. If a non-employee director’s service as a member of the Board of Directors is terminated by reason of retirement, then the automatic option will immediately become exercisable and will remain exercisable for three years after his or her service terminates or until the expiration of the option’s stated term, whichever first occurs. If a non-employee director’s service as a member of the board of directors is terminated for any other reason, then the option, only if it has become exercisable, will remain exercisable for three months after his or her service terminates, and if not, it will terminate. Automatic options become fully exercisable immediately prior to the occurrence of a change of control (as defined above) and remain exercisable for one year after the change of control occurs. Options will terminate to the extent that they are not exercised before a dissolution of Catellus or, unless provision is made for the assumption or substitution of the options, upon a merger or other corporate event in which Catellus does not survive.

In addition, each non-employee director may irrevocably elect each year to defer any retainers or meeting fees for the following year and instead receive Director Stock Units in lieu of cash compensation. An election to defer must be made before the beginning of the calendar year in which the retainer or fee would otherwise be earned. The number of Director Stock Units to be credited to a director is calculated by dividing the amount of the deferred compensation by 90% of the closing price of our common stock on the date of the credit. We credit Director Stock Units on January 1 of each year for any deferred retainers, and they vest on a per diem basis over the course of that year. We credit Director Stock Units on December 31 of each year for any deferred meeting fees earned during that calendar year, and such units vest immediately. If a director dies, becomes disabled, or a change in control occurs and the director’s service as a director terminates thereafter, any unvested Director Stock Units vest immediately and all Director Stock Units are immediately distributed. Each director receives a distribution of common stock pursuant to vested Director Stock Units on the earlier of a date previously selected by the director (which may not be less than three years after the election is made) or January 1 following the director’s termination of service, except as described in the preceding sentence. We distribute common stock pursuant to Director Stock Units by issuing to the director an equivalent number of shares of our common stock, either in a lump sum or in a specified number of annual installments, as previously selected by the director. A Director Stock Unit has no voting rights until distributed as common stock.

If the 2003 Plan is approved by stockholders at the annual meeting, the Director Stock Unit account of each non-employee director under the 2000 Plan will be transferred to and merged into a director stock unit account established for each such person under the 2003 Plan, effective as of the date of the 2003 annual meeting, and will be governed by the terms of the 2003 Plan. However, all deferral elections, distribution elections and beneficiary designations made by the non-employee director will continue unless and until changed in accordance with the 2003 Plan. The Director Stock Units credited to each Director Stock Unit account under the 2000 Plan before the date the account is transferred and merged into the 2003 Plan account will count against the share limit under the 2000 Plan, and any additional Director Stock Units credited to each Director Stock Unit account under the 2003 Plan thereafter, either with respect to deferral elections or as dividend equivalents, will count against the share limit under the 2003 Plan.

Termination of or Changes to the 2000 Plan.    Our board of directors has the authority to amend, suspend, and discontinue the 2000 Plan subject to any stockholder approval that is required by applicable law or listing agency rule. The board or the Committee may amend outstanding awards in any manner that would be permitted for a new award, provided that any amendment that is adverse to a participant requires the participant’s consent. Unless terminated earlier by our board of directors, no awards may be granted after May 2, 2020. The applicable provisions of the 2000 Plan and the Committee’s authority will continue with respect to any awards then outstanding.

Securities Underlying Awards.    The closing price of a share of common stock as of July 1, 2003 was $22.28 per share.

Tax Consequences

The federal income tax consequences of the 2000 Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2000 Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe state, local, or international tax consequences.

For nonqualified stock options, generally no taxable income is recognized by a participant, and we will not be entitled to any tax deduction, with respect to the grant of a nonqualified stock option. We generally are entitled to deduct and the optionee recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. Once exercised, the participant receives short-term or long-term capital gain treatment on any further gain or loss, depending on the length of time the participant holds the stock prior to the sale. For incentive stock options, we are generally not entitled to a deduction nor does the participant recognize income, either at the time of grant or exercise or (provided that the participant holds the shares at least two years after grant and one year after exercise) at any later time. Rather, the participant receives capital gains or loss treatment on the difference between his or her basis and the ultimate sales price.

The current federal income tax consequences of other awards authorized under the 2000 Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as nonqualified stock options; restricted stock is taxed as income at the time the restrictions lapse (although employees may elect earlier taxation and convert future gains to capital gains) equal to the excess of the fair market value over the price paid; restricted stock units, bonuses and performance share awards are generally subject to tax at the time of payment in the form of cash or stock; cash-based awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed to the individual when paid. In each of the foregoing cases, we will generally have a corresponding deduction at the time the participant recognizes income.

If the vesting or payment of an award accelerates under the 2000 Plan in connection with a change in control, the company may not be permitted to deduct the portion of the compensation attributable to the acceleration. Furthermore, if compensation attributable to awards is not performance-based within the meaning of 162(m) of the Code, we may not be permitted to deduct aggregate compensation to certain executive officers that is not performance-based, to the extent that it exceeds $1,000,000 in any tax year.

Specific Benefits

The stock option exchange offer, and the grant of any replacement awards, will not be made unless stockholders approve Proposal 1 and this Proposal 3 at the annual meeting. If the 2000 Plan Amendment is not approved at that meeting, then stock option exchange offer will not occur and we will not convert to a REIT as described in Proposal 1 above.

Please see “—General Description of Proposed Stock Option Exchange Offer” above for a discussion of information concerning the stock option exchange offer with respect to our five most highly compensated executive officers, all directors and executive officers as a group and all other option holders on June 30, 2003 assuming that all eligible stock options are exchanged for shares of restricted stock. The exact amounts and benefits that may be granted under the stock option exchange offer are indeterminable as of the date of this proxy statement/prospectus because the number of replacement grants depends on future elections by eligible participants to tender qualifying stock options in the stock option exchange offer.

If stockholders approve the 2000 Plan Amendment and also approve the 2003 Performance Award Plan, the only awards that will be granted under the 2000 Plan after the date of the annual meeting will be replacement grants made pursuant to the stock option exchange offer, and to the extent sufficient share authority remains, the make-up awards and retention bonuses made in connection with the REIT conversion.

All members of the board of directors are eligible to receive awards under the 2000 Plan and thus have a personal interest in the approval of the amendment.

The board of directors unanimously recommends a vote “FOR” approval of the 2000 Plan Amendment.